Filed by Nuveen North Carolina Premium Income Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Nuveen North Carolina Dividend Advantage Municipal Fund

Commission File No. 811-09461

Closed-End Funds

NUVEEN CLOSED-END FUNDS PRODUCT UPDATE

OCTOBER 2011

Nuveen State-Specific Municipal Closed-End Fund Mergers

As a valued business partner, we want to update you on an important Nuveen closed-end fund product initiative announced earlier this year.

On July 26, 2011, Nuveen announced that the Board of Trustees for the respective Nuveen closed-end funds approved a series of proposed mergers of Connecticut, Georgia and North Carolina-specific Nuveen municipal closed-end funds.

In the near future, your clients in the affected funds will be receiving proxy materials. In advance of this, we hope the summary of each initiative—along with links to frequently asked questions and copies of the proxy materials—will help you address any questions regarding these proposals.

The shareholder vote will be held at the Funds’ annual meeting, which is scheduled for December 16, 2011.

The funds have engaged a proxy solicitation firm—Computershare Fund Services—to assist in soliciting the necessary votes in a timely manner. If enough shareholders do not cast their votes, a fund may not be able to hold its meeting and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. To reduce expense, and minimize phone calls to shareholders from the proxy solicitor, please urge your clients to vote as soon as possible.

To view the actual proxy statements please visit:

http://www.nuveenproxy.com/ProxyInfo/CEF/Default.aspx

An overview and frequently asked questions regarding the mergers are found here:

http://www.nuveen.com/Home/Documents

/Default.aspx?fileId=53758

Thanks you for your support of Nuveen closed-end funds. Should you have any further questions regarding the merger proposals or proxy process, please contact your Nuveen Service Team at 800.752.8700.

The specific merger proposals are outlined in the table below:

Acquiring Fund	Acquired Fund

Nuveen Connecticut Premium Income Municipal Fund (NTC)	•	Nuveen Connecticut Dividend Advantage Municipal Fund (NFC)

	•	Nuveen Connecticut Dividend Advantage Municipal Fund 2 (NGK)

	•	Nuveen Connecticut Dividend Advantage Municipal Fund 3 (NGO)

Nuveen Georgia Dividend Advantage Municipal Fund 2 (NKG)	•	Nuveen Georgia Premium Income Municipal Fund (NPG)

	•	Nuveen Georgia Dividend Advantage Municipal Fund (NZX)

Nuveen North Carolina Premium Income Municipal Fund (NNC)	•	Nuveen North Carolina Dividend Advantage Municipal Fund (NRB)

	•	Nuveen North Carolina Dividend Advantage Municipal Fund 2 (NNO)

	•	Nuveen North Carolina Dividend Advantage Municipal Fund 3 (NII)

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s website at www.sec.gov and on Nuveen’s website at www.nuveen.com and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on Nuveen’s website is not a part of this document.

This information does not constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus related to the proposed mergers will contain important information regarding the proposals. Shareholders and their financial advisors are urged to read the Proxy Statement/Prospectus carefully. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that the fund will achieve its investment objectives.

NOT FDIC INSURED    NO BANK GUARANTEE    MAY LOSE VALUE

FOR FINANCIAL ADVISOR USE ONLY. NOT FOR DISTRIBUTION TO THE PUBLIC.

Nuveen Investments | 333 West Wacker Drive | Chicago, IL 60606 | 800.752.8700 | www.nuveen.com